

PE 9-30-03

DEC 15 2003

AR/S

Beauty is our business.

We've known it, grown it and brought innovation to it, delivering twelve consecutive years of record sales and record earnings.

That is why our business is a beauty.

PROCESSED
DEC 17 2003
THOMSON FINANCIAL



ALBERTO CULVER

Twelve consecutive years of record sales and earnings
First full year of a global organization for consumer products
Announced acquisition of West Coast Beauty Supply
Stockholders' equity exceeds $1.0 billion
Announced conversion to one class of common stock

Alberto-Culver Company manufactures, distributes and markets leading personal care products including Alberto VO5, St. Ives and TRESemmé in the United States and internationally. Its Pro-Line International unit is the second largest producer in the world of products for the ethnic hair care market. Sally Beauty Company is the world's number one marketer of professional beauty care products through its chain of domestic and international Sally Beauty stores and the Beauty Systems Group, a network of professional-only stores and sales consultants selling exclusive professional beauty care brands such as Matrix, Redken, Paul Mitchell, Graham Webb *and* Sebastian *to salon professionals.*

Consumer Products	*Specialty Distribution*
$1.1 billion in sales	**$1.8 billion in sales**
– Alberto VO5 is in 20% of American households – St. Ives Apricot Scrub is the number one selling U.S. facial care product – TRESemmé grew by 14% in 2003	– 2,815 combined Sally Beauty and BSG stores – Passed the 2,000 Sally Beauty store mark in North America – BSG now has almost 1,000 sales consultants and 543 professional-only stores











Financial Highlights

Alberto-Culver Company & Subsidiaries

(In thousands, except per share data)	Year ended September 30,		
	2003	2002	% Change
Net sales	**$2,891,417**	2,650,976	9.1%
Earnings before provision for income taxes	**$ 251,400**	211,792	18.7%
Net earnings	**$ 162,153**	137,665	17.8%
Net earnings per share:			
Basic	**$ 2.78**	2.40	15.8%
Diluted	**$ 2.70**	2.32	16.4%
Cash dividends per share for Class A and Class B common stock	**$.4050**	.3525	14.9%
Weighted average shares outstanding:			
Basic	**58,351**	57,380	1.7%
Diluted	**59,971**	59,214	1.3%

Dear Fellow Shareholder It's great to have momentum, and at the Alberto-Culver Company we have good momentum and fortunately much more going for us. Throughout periods that saw fluctuating international currency rates, inflationary and recessionary business cycles, the demise of many companies and a generally difficult worldwide economic environment, your company has posted twelve consecutive years of record sales and record earnings. In the fiscal year which ended September 30, 2003, sales increased 9.1% to $2.89 billion and net earnings grew 17.8% to $162.2 million. Diluted earnings per share went up to $2.70 from $2.32, and basic earnings per share increased to $2.78 from $2.40. During this record twelve year period, Alberto-Culver's sales have more than tripled and earnings have expanded better than five-fold. Global financial markets have come to appreciate the consistency of our performance and our business model and during fiscal 2003 the value of Alberto-Culver shares increased by more than 20%. For the three year period ending September 30, 2003, Alberto-Culver's shares outperformed 95% of the companies in the S&P 500. Fiscal 2004 is off to a good start and we are excited about our plans and our future.

Strategy Here's how we plan to sustain momentum in 2004 and beyond. Our consumer products business will continue to focus on our core brands in our largest markets. We will continue to build Sally Beauty domestically and internationally with new store openings and growth in same store sales. And, we will grow the Beauty Systems Group (BSG) both organically and through acquisitions. Our proven business strategy and philosophy is that of a marathon, not a sprint. We make new product introductions, store openings, acquisitions and financial decisions not for a quarter or a year, but to fuel the continuing growth of our businesses over the long-term in order to build shareholder value.

Beauty Care Focus First and foremost, Alberto-Culver is a beauty company focused on hair and skin care. Our businesses reach end users in three distinct ways. Brands led by Alberto VO5, St. Ives and TRESemmé reach consumers around the world through food, drug, mass merchandisers and specialty discount stores. Sally Beauty stores sell professional products to both salon professionals and to the general public for their own use. Beauty Systems Group distributes exclusive professional beauty care products to salons and stylists through its direct sales force and its professional-only stores. Many of the products sold through BSG are intended for resale by the salon operator to their own customers. Our three tier channel

approach for reaching beauty product consumers should continue to make Alberto-Culver uniquely positioned to perform in varying economic environments.

Competitive Advantage You won't find Alberto-Culver's most important asset on our balance sheet. The secret to success over the years and the key to the future of this company are our leadership and our people. We cannot advertise as much as our giant competitors, nor are we likely to win an acquisition bidding auction against them for brands or businesses. However, what we will do is continue to invest aggressively and wisely behind our core brands and businesses, and add acquisitions in the future as we have in the past that make financial sense and fit our organizational capabilities and strategy. We have shown over the years that we understand our businesses well and know how to grow what we already own. Our size does have distinct advantages. Though we are a much bigger and stronger company today than ever before, we still have many of the small company attitudes and disciplines that have made us successful over the years, in both our consumer products and beauty supply distribution businesses.

Diluted Net Earnings Per Share



Beauty Care Brands Our core brands have momentum and staying power. Alberto VO5, St. Ives and TRESemmé are all larger and more powerful today than ever before. Fiscal 2003 was a great year for these three brands notwithstanding heightened competitive activity, particularly in the domestic hair care category. L'Oreal and Unilever launched major new daily hair care brands in the U.S. under the Fructis and Dove banners, respectively, while Procter & Gamble advertised aggressively to defend its hair care franchises in the face of these huge launches.

Amidst all this competitive activity, Alberto-Culver was still able to grow its worldwide sales and market share in daily hair care. TRESemmé is now the number six brand in the United States and Alberto VO5 is the number three brand on a unit basis in the U.S., number five in dollar share here at home and the number two hair care brand in the United Kingdom, our best overseas market. St. Ives grew its skin care business by 12% in 2003 achieving positive results in the facial, body wash and lotion categories.

These results are particularly rewarding because they came during the beginning of a strategic realignment of Alberto-Culver's consumer products organization. The new Alberto-Culver Consumer Products Worldwide division, under President



Carol Bernick and Group Presidents Jim Marino and Jim Chickarello, successfully combined the North American and International businesses to form a worldwide marketing, sales and operations organization. This globalization has started to give us more consistent direction and focus in branding, marketing and formulation for our products as well as greater purchasing and manufacturing efficiency. We expect continued benefits including wider profit margins on growing sales from our beauty care brands under this organization in future years.

Beauty Care Distribution It's nice to be number one in the world in something, particularly when it is a fast growing, profitable, cash flow positive business that we built, know and understand. Sally Beauty and BSG have momentum and staying power also. We have been the number one distributor of professional beauty care products in the United States since the 1980's, and widen the gap on the competition every year. There are now over 2,000 Sally Beauty stores in North America and more than 200 overseas. Sally Beauty and the Beauty Systems Group are run by Worldwide President Mike Renzulli and Sally N.A./BSG President Gary Winterhalter, seasoned executives with our company and in this industry. They and their teams have an amazing record of successes going back not just years, but decades. In North America, Sally Beauty opens around 60 stores per year, net of store closings, and we believe that there is potential for over 3,000 Sally Beauty stores in North America alone.

Beauty Systems Group is the number one seller of salon exclusive professional products in the United States and Canada. Just before the end of the fiscal year, we announced that we will be acquiring West Coast Beauty Supply for the Beauty Systems Group. This important acquisition, which closed December 1, 2003, will significantly increase the geographic reach of Beauty Systems Group and will add approximately $170 million to annual sales. This purchase will bring the total number of sales consultants to approximately 1,225 and the BSG professional-only store count to more than 650.

Sally Beauty and Beauty Systems Group partner with beauty supply powerhouse vendors L'Oreal and Procter & Gamble, as well as a large number of other entrepreneurial companies that bring selection, innovation and creativity to the professional beauty business.

Conclusion Alberto-Culver will continue to prioritize, focus and execute against fewer and bigger initiatives faster to keep building our company in 2004 and beyond. We continue to be committed to maintaining a strong balance sheet. As you well know, Alberto-Culver is not a "bet the farm" company. In fiscal 2003, we added over $150 million in cash to our balance sheet, giving us $370 million in cash on hand at year-end, an amount that exceeds our total worldwide debt. Also, our September 30, 2003 stockholders' equity topped $1 billion, increasing by $200 million or almost 25% in just this past year.

We are a strong cash generator and fiscal 2003 marked the 19th consecutive year that we increased our cash dividend. On November 5, 2003, we converted our Class A shares into Class B shares on a one-for-one basis. We did this to improve the liquidity of our shares, simplify our capital structure and make the Alberto-Culver Company a more attractive investment. We believe that this move has already shown its benefit with increased trading volume and a share price that hit a number of all-time highs since the start of fiscal 2004.

As our long-term shareholders know, Alberto-Culver has performed in both good times and bad times. Alberto-Culver's position in the consumer products market and Sally/BSG allow us to effectively reach consumers and grow our businesses effectively and aggressively through three distinctive channels. We are forward thinkers and momentum is on our side. During the past twelve record years, our sales have been growing at a compound annual rate of 11.1% while our earnings have been growing at a compound annual rate of 14.4%. There are very few companies in our industry that have a better long term record. We believe our proven strategies and tactical initiatives will bring Alberto-Culver another growth year in 2004 and beyond as we continue to build sales, profits, cash flow, margins and shareholder value. We would like to personally thank all of our customers, suppliers, employees, shareholders and Board of Directors for their loyalty, help and support in making these results possible again in Fiscal 2003.

ACV Share Price
(September 30)



Leonard H. Lavin
Chairman of the Board

Howard B. Bernick
President & Chief Executive Officer

December 12, 2003







By any measure, including sales and profit performance, 2003 was a very strong year for the company's consumer products business, helped partially by stronger foreign currencies after many previous years of negative impacts on our reported results caused by a strong U.S. dollar. Alberto-Culver Consumer Products Worldwide was created at the start of fiscal year 2003 and has become a strong and focused organization. We believed that creating a global infrastructure for our consumer products business would give us our best chance for efficiencies, savings, and sustained growth. To bring a group of business units that had operated in highly entrepreneurial environments to common focus required hard work and disciplined execution. Ultimately, this combination has helped to start identifying synergies and cost savings in research and development, packaging, manufacturing, purchasing and consistent branding and advertising.

We knew that 2003 would be a brutally competitive year in our major product categories, particularly in U.S. hair care. The retail market, reflecting the overall economy, was soft. But with innovation, focus on the consumer, close working relationships with our trade partners and outstanding attention to detail, we were able to grow our positions in hair and skin care.

Alberto Personal Care

Hair care: The overall global hair care market was flat in 2003. In the U.S., despite the very heavy advertising and promotion spending behind and in response to two major competitive new product introductions, the hair care market declined somewhat. In the face of this, our hair care brands' growth was a strong accomplishment:

- Four years ago, TRESemmé ranked toward the bottom of the leading twenty hair care brands in the U.S. Today it is number six and climbing. TRESspray is the best-selling styling product in the U.S.

- Alberto VO5 maintained its U.S. position as the number three brand based on units sold and the number five brand in dollar share. Our Advanced Alberto VO5 relaunch in several key international markets was a strong success. In the United Kingdom, Alberto VO5 moved into the number two position among daily hair care brands, number one in the styling category.

Skin Care: St. Ives, driven by excellent products, innovative new advertising and attractive new packaging produced handsome double-digit sales gains for the year. Our results ran considerably ahead of the category.

- In lotions, our St. Ives Whipped Silk entry was a solid performer. For the upcoming winter season, we have introduced a 24-Hour formula, that tests exceptionally well with consumers, backed by strong advertising.

- Our St. Ives Apricot Scrub continues to be the leader in the facial cleansers segment.

- St. Ives body washes, with their collection of innovative ingredients and flavors, have again achieved very strong results throughout the year in this growing U.S. category.

Culver Business Units

As part of the new consumer products organization, we grouped our specialty businesses under a business unit management team with shared marketing and administrative oversight.

- Pro-Line, the number two worldwide player in ethnic hair care, successfully expanded its international sales base. Pro-Line's Motions brand is a category leader in professional cash and carry beauty supply stores, including Sally Beauty.

- Indola, our European professional business, had a better year in 2003 with a renewed focus on its product mix.

- Within our Culver Specialty Brands unit, Mrs. Dash went on-air with effective new television advertising, which is driving brand sales and consumer consumption to all time record highs. Mrs. Dash Grilling Blends continues to be a solid addition to the line.

- Cosmetic Laboratories of America (CLA), our custom packaging operation, was able to complete a good year despite weak global economies that impacted markets for some of CLA's key customers.

Cederroth International: Already a powerhouse in its Nordic base, a strengthening of that region's major currencies allowed us to better show the size of Cederroth in our dollar reported results this year. Cederroth markets leading health and wound care, toiletries and household products that are the top brands in many categories.







Specialty Distribution: the Beauty of Leadership







Sally Beauty and the Beauty Systems Group (BSG) operate over 2,800 stores in the U.S., U.K., Canada, Mexico, Germany, Puerto Rico and Japan. Beauty Systems Group also has some 1,000 professional sales consultants calling on salons in North America. At the end of the fiscal year, it was announced that Alberto-Culver will acquire West Coast Beauty Supply which will become a part of the Beauty Systems Group when the transaction closes in December. This will add over 120 stores and 225 sales consultants to BSG's roster.

Together, Sally Beauty and BSG make up the world's largest distributor of professional beauty products, which continued to show strong organic growth in 2003.

Sally Beauty stores sell a broad range of professional products for hair, nail and skin care plus styling appliances, hair accessories and other beauty items. The stores sell to both salon professionals at a discounted price – who buy product primarily for use in their salons – and to retail customers at full price looking for professional products not available through other channels. Sally Beauty stores offer product lines from the largest professional beauty companies in the world – L'Oreal, Procter & Gamble and Shiseido – and from many other innovative, entrepreneurial beauty companies who sell products exclusively to this market.

Beauty Systems Group sells exclusive brand beauty products and supplies for salon use and resale to salon patrons. The Beauty Systems Group sells to beauty professionals through professional-only stores and through sales consultants calling on salons. Matrix, Paul Mitchell, Graham Webb, L'Oreal, Wella, Sebastian, Redken, OPI, Farouk, TIGI and Creative Nail Design are some of the leading salon-exclusive product lines sold through Beauty Systems Group in licensed territories. Those territories have primarily been located in the eastern, southern and southwestern parts of the U.S. and major parts of Canada and Mexico. The addition of West Coast Beauty Supply will give BSG broader coast-to-coast coverage.

Both Sally Beauty and BSG are major forces in education and support for the beauty industry and professional trade groups. Through seminars, trade shows, publications mailed to salons and distributed in Sally Beauty stores and through the support of beauty schools and in-store classes, Sally Beauty and BSG keep the industry up to date on trends, colors, style changes and what's on the horizon in the ever-changing beauty world.

Sally is also one of the premier employee trainers in the specialty distribution industry. Through video tapes and in-person seminars, the Sally staff – many of whom have worked as licensed professionals in the beauty industry – are kept up to date on trends so that they can be a valuable source of advice for their customers.

In addition to the West Coast Beauty Supply acquisition which closed in the first quarter of fiscal 2004, other noteworthy highlights from Sally in 2003 are:

Beauty Systems Group

- Completed the integration of its fiscal 2002 Armstrong-McCall acquisition. This key addition gave BSG a strong presence in the U.S. Southwest and Mexico and provided expertise in franchised operations. The traditional Sally Beauty stores and the other BSG professional-only stores are all company-owned.

- Completed the integration of its Monarch acquisition in Canada.

- Sponsored the North American Hairstyling Awards, a premier event for the salon industry.

Sally Beauty Supply

- Passed the 2,000 store mark in the U.S. Sally Beauty stores are currently being opened at an average rate of one every six days.

- Continued to be on the leading edge of beauty trends by offering thermal ionic permanent hair straightening and microdermabrasion skin care.

- Continued the expansion of its Beauty Club card program for non-professional customers.

- Expanded operations in Mexico, increasing from three to eight stores.

- Currently entering Canada, with the first five or six stores scheduled to open soon in the metropolitan Toronto market.

- Passed the 150 store mark in the United Kingdom, where Sally Beauty is the number one professional beauty product distributor.

Sally Beauty Supply and Beauty Systems Group Total Number of Stores Combined (Worldwide)



Consolidated Financial Statements

Alberto-Culver Company & Subsidiaries

Consolidated Statements of Earnings	12
Consolidated Balance Sheets	13
Consolidated Statements of Cash Flows	14
Consolidated Statements of Stockholders' Equity	15
Notes to the Consolidated Financial Statements	16
Independent Auditors' Report	23
Management's Discussion & Analysis of Results of Operations & Financial Condition	24
Forward-Looking Statements	29
Selected Financial Data	30
Market Price of Common Stock and Cash Dividends Per Share	32

Net Sales
(in billions)



Net Earnings
(in millions)



Diluted Net Earnings
Per Share



Advertising
and Marketing
(in millions)



Cash Dividends
Per Share



Stockholders' Equity
(in millions)



Consolidated Statements of Earnings

Alberto-Culver Company & Subsidiaries

(In thousands, except per share data)	Year ended September 30, **2003**	2002	2001
Net sales	**$2,891,417**	2,650,976	2,379,117
Cost of products sold	**1,449,250**	1,342,964	1,217,233
Gross profit	**1,442,167**	1,308,012	1,161,884
Advertising, marketing, selling and administrative expenses	**1,168,376**	1,073,584	972,818
Operating earnings	**273,791**	234,428	189,066
Interest expense, net of interest income of $3,352 in 2003, $3,377 in 2002 and $5,479 in 2001	**22,391**	22,636	21,830
Earnings before provision for income taxes	**251,400**	211,792	167,236
Provision for income taxes	**89,247**	74,127	56,860
Net earnings	**$ 162,153**	137,665	110,376
Net earnings per share:			
Basic	**$2.78**	2.40	1.96
Diluted	**$2.70**	2.32	1.91

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

Alberto-Culver Company & Subsidiaries

(In thousands, except share data)	September 30, **2003**	2002
Assets		
Current assets:		
Cash and cash equivalents	**$ 370,148**	217,485
Receivables, less allowance for doubtful accounts of $19,111 in 2003 and $17,550 in 2002	**226,054**	209,010
Inventories:		
Raw materials	**35,714**	39,932
Work-in-process	**4,633**	5,545
Finished goods	**490,810**	476,731
Total inventories	**531,157**	522,208
Other current assets	**38,130**	35,514
Total current assets	**1,165,489**	984,217
Property, plant and equipment:		
Land	**13,627**	12,981
Buildings and leasehold improvements	**180,648**	166,700
Machinery and equipment	**382,590**	339,338
Total property, plant and equipment	**576,865**	519,019
Accumulated depreciation	**312,530**	271,169
Property, plant and equipment, net	**264,335**	247,850
Goodwill, net	**355,285**	343,431
Trade names, net	**84,463**	79,681
Other assets	**76,037**	74,312
Total assets	**$1,945,609**	1,729,491
Liabilities and Stockholders' Equity		
Current liabilities:		
Short-term borrowings	**$ —**	2,513
Current maturities of long-term debt	**295**	1,189
Accounts payable	**220,633**	233,942
Accrued expenses	**222,860**	208,311
Income taxes	**21,721**	14,492
Total current liabilities	**465,509**	460,447
Long-term debt	**320,587**	320,181
Deferred income taxes	**39,759**	38,337
Other liabilities	**57,625**	48,067
Stockholders' equity:		
Common stock, par value $.22 per share:		
Class A authorized 150,000,000 shares; 30,612,798 shares issued at September 30, 2003 and 2002	**6,735**	6,735
Class B authorized 150,000,000 shares; 37,710,655 shares issued at September 30, 2003 and 2002	**8,296**	8,296
Additional paid-in capital	**215,777**	205,470
Retained earnings	**1,035,513**	897,106
Unearned compensation	**(4,487)**	(5,849)
Accumulated other comprehensive income – foreign currency translation	**(40,695)**	(77,603)
	1,221,139	1,034,155
Less treasury stock, at cost (Class A common stock: 2003 – 3,997,747 shares and 2002 – 4,765,673 shares; Class B common stock: 2003 – 5,352,230 shares and 2002 – 5,379,015 shares)	**(159,010)**	(171,696)
Total stockholders' equity	**1,062,129**	862,459
Total liabilities and stockholders' equity	**$1,945,609**	1,729,491

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Alberto-Culver Company & Subsidiaries

(In thousands)	Year ended September 30, **2003**	2002	2001
Cash Flows from Operating Activities:			
Net earnings	**$162,153**	137,665	110,376
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**45,791**	43,415	37,315
Amortization of goodwill, trade names and other assets	**3,036**	3,799	14,090
Deferred income taxes	**(3,637)**	(6,011)	738
Cash effects of changes in (exclusive of acquisitions):			
Receivables, net	**(6,236)**	9,668	(14,582)
Inventories	**3,459**	(20,286)	(28,246)
Other current assets	**2,852**	(1,913)	43
Accounts payable and accrued expenses	**(6,929)**	66,050	37,771
Income taxes	**14,447**	(7,128)	14,541
Other assets	**(1,242)**	(6,654)	(6,713)
Other liabilities	**4,869**	13,088	(128)
Net cash provided by operating activities	**218,563**	231,693	165,205
Cash Flows from Investing Activities:			
Short-term investments	**—**	881	(538)
Capital expenditures	**(61,351)**	(55,464)	(36,752)
Payments for purchased businesses, net of acquired companies' cash	**(1,574)**	(110,133)	(18,791)
Proceeds from disposals of assets	**1,632**	6,002	1,340
Net cash used by investing activities	**(61,293)**	(158,714)	(54,741)
Cash Flows from Financing Activities:			
Short-term borrowings	**(2,710)**	(2)	(1,073)
Proceeds from issuance of long-term debt	**762**	177	42
Repayments of long-term debt	**(1,260)**	(398)	(20,512)
Termination of interest rate swap	**—**	2,772	—
Repurchase of previously sold accounts receivable	**—**	(40,000)	—
Proceeds from exercise of stock options	**22,482**	36,771	15,490
Cash dividends paid	**(23,746)**	(20,351)	(18,215)
Stock purchased for treasury	**(10,693)**	(35,650)	(1,348)
Net cash used by financing activities	**(15,165)**	(56,681)	(25,616)
Effect of foreign exchange rate changes on cash	**10,558**	(783)	2,485
Net increase in cash and cash equivalents	**152,663**	15,515	87,333
Cash and cash equivalents at beginning of year	**217,485**	201,970	114,637
Cash and cash equivalents at end of year	**$370,148**	217,485	201,970
Supplemental Cash Flow Information:			
Cash paid for:			
Interest	**$ 24,981**	26,704	27,673
Income taxes	**$ 82,425**	86,225	40,659
Non-cash investing activities:			
Issuance of Class A common stock for acquisition	**$ 541**	10,010	—

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Alberto-Culver Company & Subsidiaries

(In thousands)	Number of Shares: Common Stock Issued Class A	Number of Shares: Common Stock Issued Class B	Number of Shares: Treasury Stock Class A	Number of Shares: Treasury Stock Class B	Dollars: Common Stock Issued Class A	Dollars: Common Stock Issued Class B	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
Balance at September 30, 2000	30,613	37,711	(7,631)	(4,753)	$6,735	$8,296	$190,137	$ 687,631	$(4,221)	$(54,400)	$(201,918)	$ 632,260
Comprehensive income (loss):												
Net earnings								110,376				110,376
Foreign currency translation										(6,884)		(6,884)
Total								110,376		(6,884)		103,492
Cash dividends								(18,215)				(18,215)
Stock options exercised			850				(117)				18,382	18,265
Stock issued pursuant to employee incentive plans			17				65				371	436
Restricted stock issued, net			67				283		(1,819)		1,441	(95)
Restricted stock amortization									1,214			1,214
Stock purchased for treasury			(45)								(1,348)	(1,348)
Balance at September 30, 2001	30,613	37,711	(6,742)	(4,753)	6,735	8,296	190,368	779,792	(4,826)	(61,284)	(183,072)	736,009
Comprehensive income (loss):												
Net earnings								137,665				137,665
Foreign currency translation										(16,319)		(16,319)
Total								137,665		(16,319)		121,346
Cash dividends								(20,351)				(20,351)
Stock options exercised			1,820				8,596				39,468	48,064
Stock issued pursuant to employee incentive plans			43				505				932	1,437
Stock issued for acquisition			221				5,076				4,934	10,010
Restricted stock issued, net			78				925		(2,705)		1,692	(88)
Restricted stock amortization									1,682			1,682
Stock purchased for treasury			(186)	(626)							(35,650)	(35,650)
Balance at September 30, 2002	30,613	37,711	(4,766)	(5,379)	6,735	8,296	205,470	897,106	(5,849)	(77,603)	(171,696)	862,459
Comprehensive income (loss):												
Net earnings								162,153				162,153
Foreign currency translation										36,908		36,908
Total								162,153		36,908		199,061
Cash dividends								(23,746)				(23,746)
Stock options exercised			968	5			8,337				22,478	30,815
Stock issued pursuant to employee incentive plans			32	13			1,363				883	2,246
Stock issued for acquisition			12				259				282	541
Restricted stock issued, net			(16)	9			348		(287)		(264)	(203)
Restricted stock amortization									1,649			1,649
Stock purchased for treasury			(228)								(10,693)	(10,693)
Balance at September 30, 2003	**30,613**	**37,711**	**(3,998)**	**(5,352)**	**$6,735**	**$8,296**	**$215,777**	**$1,035,513**	**$(4,487)**	**$(40,695)**	**$(159,010)**	**$1,062,129**

See accompanying notes to the consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation and Use of Estimates

The consolidated financial statements include the accounts of Alberto-Culver Company and its subsidiaries (company). All significant intercompany accounts and transactions have been eliminated. Certain amounts for prior periods have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management believes these estimates and assumptions are reasonable.

Financial Instruments

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents. These investments are stated at cost which approximates market value.

The carrying amounts of accounts receivable, accounts payable and short-term borrowings approximate fair value due to the short maturities of these financial instruments.

The fair value of long-term debt was approximately $340.1 million at September 30, 2003. Fair value estimates are calculated using the present value of the projected debt cash flows based on the current market interest rates of comparable debt instruments.

Allowance for Doubtful Accounts

The allowance for doubtful accounts requires management to estimate future collections of accounts receivable. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market (net realizable value). When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company's products, anticipated product re-launches, changes in formulas and packaging and reductions in stock-keeping units are some of the key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation is recorded primarily on the straight-line method over the estimated useful lives of the respective classes of assets. Buildings and building improvements are depreciated over periods of twenty to forty years. Leasehold improvements are depreciated over the shorter of the estimated useful lives of the assets or the lives of the related leases. The depreciation of machinery and equipment is over periods of two to fifteen years. Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Trade Names

Prior to October 1, 2001, the cost of goodwill and trade names was amortized on a straight-line basis over periods ranging from ten to forty years. As required, the company implemented the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," for previously acquired intangibles and discontinued the amortization of goodwill effective October 1, 2001. In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives and, therefore, ceased amortization of trade names effective October 1, 2001.

Goodwill and trade names are tested for impairment annually or more frequently if significant events or changes indicate possible impairment in accordance with the provisions of SFAS No. 142. For impairment testing purposes, fair values of reporting units are estimated based on the company's best estimate of the present value of expected future cash flows and are compared with the corresponding carrying value of the reporting unit, including goodwill.

The change in the carrying amount of goodwill by operating segment for the fiscal year ended September 30, 2003 is as follows:

(In thousands)	Global Consumer Products	Specialty Distribution–Sally	Total
Balance at September 30, 2002	$135,907	207,524	343,431
Purchase price adjustments	—	1,384	1,384
Foreign currency translation effect	6,533	3,937	10,470
Balance at September 30, 2003	**$142,440**	**212,845**	**355,285**

Indefinite-lived trade names by operating segment at September 30, 2003 and 2002 are as follows:

(In thousands)	**2003**	2002
Global Consumer Products	**$79,950**	75,559
Specialty distribution – Sally	**4,513**	4,122
	$84,463	79,681

Foreign Currency Translation

Foreign currency balance sheet accounts are translated at the rates of exchange in effect at the balance sheet date. Results of operations are translated using the average exchange rates during the period.

Revenue Recognition

The company recognizes revenue on merchandise sold at the time products are shipped to customers. The company's specialty distribution segment also recognizes revenue when a customer consummates a point-of-sale transaction in a store. Appropriate provisions for sales returns and cash discounts are made at the time sales are recorded.

Sales Incentives

Sales incentives primarily include trade promotion activities and consumer coupons. The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid costs of these programs.

Shipping and Handling

Amounts invoiced to customers for shipping and handling are included in net sales with the related expense reported in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings.

Cost of Products Sold

Cost of products sold for the company's consumer products segment includes direct material costs and direct and indirect expenses incurred to manufacture products. The company's specialty distribution segment includes the cost of merchandise purchased from suppliers in the cost of products sold.

Vendor Allowances

Vendor allowances received by the company as reimbursement for specific, incremental costs incurred by the company to sell a vendor's product are recorded as a reduction of the corresponding costs in advertising, marketing, selling and administrative expenses in the consolidated statements of earnings. All other vendor allowances are reflected as a reduction of the purchase price of the vendor's product.

Certain vendor allowances are in the form of rebates which are earned based upon purchase volumes over a specified period of time. Rebates are accrued on purchases when it is probable the rebates will be earned and the amounts can be reasonably estimated.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred and amounted to $212.4 million, $189.1 million and $179.0 million in fiscal years 2003, 2002 and 2001, respectively.

Research and Development

Research and development costs are expensed as incurred and amounted to $10.9 million in 2003, $9.8 million in 2002 and $9.6 million in 2001.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are estimated to be recovered or settled.

Weighted Average Shares Outstanding

The following table provides information about basic and diluted weighted average shares outstanding:

(In thousands)	**2003**	2002	2001
Basic weighted average shares outstanding	**58,351**	57,380	56,176
Assumed exercise of stock options	**1,334**	1,457	1,299
Assumed vesting of restricted stock	**286**	377	363
Diluted weighted average shares outstanding	**59,971**	59,214	57,838

No stock options were anti-dilutive in fiscal years 2003, 2002 or 2001.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," requires either the adoption of a fair value based method of accounting for stock-based compensation or the continuance of the intrinsic value method with pro-forma disclosures as if the fair value method was adopted. The company has elected to continue measuring compensation expense for its stock-based plans using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation cost related to stock options has been recognized in the consolidated statements of earnings.

(continued)

(1) Summary of Significant Accounting Policies (continued)

Had compensation expense for stock option plans been determined based upon the fair value of stock options on the dates of grant and recognized over the vesting period consistent with SFAS No. 123, the company's pro-forma net earnings and net earnings per share for the fiscal years ended September 30, 2003, 2002 and 2001 would have been as follows (in thousands, except per share amounts):

	2003	2002	2001
Reported net earnings:	**$162,153**	137,665	110,376
Add: Stock-based compensation expense included in reported net earnings, net of related income tax effects	**933**	1,036	739
Less: Stock-based compensation expense determined under the fair value based method for all awards, net of related income tax effects	**(9,593)**	(8,016)	(6,524)
Pro-forma net earnings	**$153,493**	130,685	104,591
Basic net earnings per share:			
As reported	**$2.78**	2.40	1.96
Pro-forma	**$2.63**	2.28	1.86
Diluted net earnings per share:			
As reported	**$2.70**	2.32	1.91
Pro-forma	**$2.56**	2.21	1.81

New Accounting Standards

In June, 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. As required, the company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 as required in the fourth quarter of fiscal year 2001 for new acquisitions and in the first quarter of fiscal year 2002 for previously acquired intangibles. In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives and, therefore, the amortization of trade names was discontinued effective October 1, 2001. In addition, as required by SFAS No. 142, the company ceased the amortization of goodwill effective October 1, 2001. As required by the provisions of SFAS No. 142, goodwill and trade names are reviewed for impairment at least annually with ongoing recoverability evaluated based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

In accordance with SFAS No. 142, the consolidated statement of earnings for fiscal year 2001 has not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and trade name amortization been discontinued effective October 1, 2000, net earnings and net earnings per share for the fiscal years ended September 30, 2003, 2002 and 2001 would have been as follows:

(In thousands, except per share data)	2003	2002	2001
Reported net earnings	**$162,153**	137,665	110,376
Elimination of goodwill and trade name amortization, net of income taxes	—	—	8,759
Pro-forma net earnings	**$162,153**	137,665	119,135
Reported basic net earnings per share	**$2.78**	2.40	1.96
Elimination of goodwill and trade name amortization, net of income taxes	—	—	.16
Pro-forma basic net earnings per share	**$2.78**	2.40	2.12
Reported diluted net earnings per share	**$2.70**	2.32	1.91
Elimination of goodwill and trade name amortization, net of income taxes	—	—	.15
Pro-forma diluted net earnings per share	**$2.70**	2.32	2.06

(2) Accrued Expenses

Accrued expenses consist of the following:

(In thousands)	2003	2002
Compensation and benefits	**$106,318**	103,449
Advertising and promotions	**43,202**	38,943
Other	**73,340**	65,919
	$222,860	208,311

(3) Long-Term Debt and Other Financing Arrangements

Long-term debt, exclusive of current maturities, consists of the following:

(In thousands)	2003	2002
8.25% notes due November, 2005	**$200,000**	200,000
6.375% debentures due June, 2028	**120,000**	120,000
Other	**587**	181
	$320,587	320,181

Maturities of long-term debt for the next five fiscal years are as follows (in thousands): 2004 – $295; 2005 – $252; 2006 – $200,172; 2007 – $99; 2008 – $64; 2009 and later – $120,000.

In June, 1998, the company issued $120 million of 6.375% debentures due June 15, 2028. The debentures are subject to repayment, in whole or in part, on June 15, 2008 at the option of the holders. In addition, the company has the option to redeem the debentures at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium.

In April, 2000, the company issued $200 million of 8.25% senior notes due November 1, 2005. The company has the option to redeem the notes at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued interest and, if applicable, a make-whole premium.

The company has a $300 million, three-year revolving credit facility expiring in September, 2005. No borrowings were outstanding under the revolving credit facility at September 30, 2003 or 2002. The revolving credit facility has an interest rate based on a fixed spread over LIBOR and may be drawn in U.S. dollars or certain foreign currencies.

The $300 million revolving credit facility imposes restrictions on such items as total debt, liens and interest expense. At September 30, 2003, the company was in compliance with the covenants of the revolving credit facility.

In May, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. In July, 2002, the company terminated the interest rate swap resulting in a gain of $2.8 million, which is being amortized over the remaining term of the 8.25% senior notes as a reduction of interest expense. The unamortized portion of the gain is included in other liabilities and totaled $1.8 million and $2.6 million as of September 30, 2003 and 2002, respectively.

At September 30, 2003 and 2002, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in "note 8."

(4) Stockholders' Equity

The company has two classes of common stock, both of which are listed on the New York Stock Exchange. Except for voting, dividend and conversion rights, the Class A and Class B common stock are identical. Class A has one-tenth vote per share and Class B has one vote per share. No dividend may be paid on the Class B unless an equal or greater dividend is paid on the Class A, and dividends may be paid on the Class A in excess of dividends paid, or without paying dividends, on the Class B. All, and not less than all, of the Class A may at any time be converted into Class B on a share-for-share basis at the option of the company. The Class B is convertible at any time into Class A on a share-for-share basis at the option of the holders.

Cash dividends for Class B common stock in fiscal years 2003, 2002 and 2001 were $13.1 million or $.405 per share, $11.4 million or $.3525 per share and $10.6 million or $.3225 per share, respectively. Cash dividends for Class A common stock in fiscal years 2003, 2002 and 2001 were $10.6 million or $.405 per share, $8.9 million or $.3525 per share and $7.6 million or $.3225 per share, respectively. Class A common stock dividends per share have been equal to those of Class B common stock since the Class A shares were issued in April, 1986.

In July, 2002, the Board of Directors authorized the company to purchase up to 1.7 million shares of Class A common stock. As of September 30, 2003, the company had purchased 331,700 Class A shares under the authorization at a total cost of $15.1 million. A total of 1,368,300 Class A shares remain available for purchase under this program as of September 30, 2003. During fiscal years 2003, 2002 and 2001, the company also acquired $2.9 million, $28.3 million and $1.3 million, respectively, of Class A and Class B common shares surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company's stock repurchase program.

See "note 11" for discussion of a subsequent event related to the company's conversion to one class of common stock.

(5) Stock Option and Restricted Stock Plans

At the annual stockholders' meeting in January, 2003, shareholders approved two new Class B stock option plans. Under the new plans, the company is authorized to issue non-qualified stock options to employees and non-employee directors to purchase a limited number of shares of the company's Class B common stock at a price not less than the fair market value of the stock on the date of grant. Generally, options under the plans expire ten years from the date of grant and are exercisable on a cumulative basis in four equal annual increments commencing one year after the date of grant. A total of 6.15 million shares have been authorized to be issued under the plans, of which 4.9 million shares remain available for future grants at September 30, 2003.

Prior to January, 2003, the company had been authorized to issue non-qualified stock options to employees and non-employee directors to purchase a limited number of shares of the company's Class A common stock. After the approval of the Class B plans, the company is no longer authorized to issue options to purchase Class A common stock.

The weighted average fair value of options at the date of grant in fiscal years 2003, 2002 and 2001 was $13.12, $8.83 and $7.49 per option, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2003	2002	2001
Expected life	**5 years**	5 years	5 years
Volatility	**24.8%-25.3%**	25.5%	25.4%
Risk-free interest rate	**3.0%-3.2%**	3.5%-4.5%	4.6%-5.9%
Dividend yield	**0.8%**	0.8%-1.0%	1.0%-1.2%

(continued)

(5) Stock Option and Restricted Stock Plans (continued)

Summarized information on the company's outstanding stock options at September 30, 2003 is as follows (options in thousands):

		Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class of Common Stock	Number of Options	Average Remaining Contractual Life	Weighted Average Option Price	Number of Options	Weighted Average Option Price
$9.75-$13.38	A	319	1.5 years	$12.34	319	$12.34
$19.75-$23.19	A	1,151	5.5 years	$20.31	1,133	$20.29
$24.94-$26.19	A	1,253	6.6 years	$25.09	886	$25.16
$29.44-$32.66	A	1,501	8.0 years	$32.64	694	$32.64
$38.64-$47.55	A	44	8.8 years	$43.20	7	$40.84
$51.34	B	1,217	9.3 years	$51.34	295	$51.34

Stock option activity under the plans is summarized as follows (options in thousands):

	Number of Options	Weighted Average Option Price
Outstanding at September 30, 2000	4,954	$19.42
Granted	1,716	$24.98
Exercised	(850)	$18.22
Canceled	(290)	$22.29
Outstanding at September 30, 2001	5,530	$21.18
Granted	1,728	$32.81
Exercised	(1,820)	$20.20
Canceled	(71)	$26.13
Outstanding at September 30, 2002	5,367	$25.19
Granted	1,250	$51.29
Exercised	(973)	$23.11
Canceled	(159)	$29.67
Outstanding at September 30, 2003	5,485	$31.38
Exercisable at September 30:		
2001	3,357	$20.04
2002	2,915	$22.50
2003	3,334	$26.19

Outstanding stock options and exercisable stock options for Class A and Class B common shares were as follows as of September 30, 2003 (in thousands):

	Outstanding Stock Options	Exercisable Stock Options
Class A	4,268	3,039
Class B	1,217	295
Total	5,485	3,334

At the annual stockholders' meeting in January, 2003, shareholders also approved a new Class B restricted stock plan. Under the new plan, the company is authorized to grant up to 600,000 restricted shares of Class B common stock to employees. The restricted shares generally vest on a cumulative basis in four equal annual installments commencing two years after the date of grant. The total value of restricted shares is recorded as unearned compensation at the time of grant based on the fair market value of the shares on the date of grant. The unearned compensation balance is amortized into expense over the vesting period. During fiscal year 2003, employees were granted 8,600 Class B restricted shares at a weighted average fair value of $51.34 per share on the date of grant.

Prior to January, 2003, the company was authorized to issue restricted shares of Class A common stock that vest on a cumulative basis in four equal installments commencing four years after the date of grant for grants made prior to July 26, 2001 and in four equal installments commencing two years after the date of grant for all subsequent grants. After approval of the Class B plan, the company is no longer authorized to grant Class A restricted shares.

At September 30, 2003, there were 267,900 restricted Class A shares and 8,600 restricted Class B shares outstanding and 591,400 Class B shares remained authorized for future issuance. The unearned compensation balance included as a separate component of stockholders' equity was $4.5 million at September 30, 2003.

See "note 11" for discussion of a subsequent event related to the company's conversion to one class of common stock.

(6) Business Segments and Geographic Area Information

The presentation of segment information reflects the manner in which management organizes segments for making operating decisions and assessing performance. Effective October 1, 2002, the company's consumer products business was reorganized into two divisions. A new division, Alberto-Culver Consumer Products Worldwide, includes the former Alberto-Culver North America business segment and the former Alberto-Culver International business segment excluding the operations of Cederroth International. This division includes developing, manufacturing, distributing and marketing branded consumer products worldwide and the manufacturing of custom label products for other companies. The second division is Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. Beginning in fiscal year 2003, the company has two segments for external financial reporting purposes: Global Consumer Products, which includes the two aforementioned consumer products divisions, and Specialty distribution – Sally, which is the same segment as previously reported, consisting of Sally Beauty Company, a distributor of professional beauty supplies through its Sally Beauty Supply stores and its Beauty Systems Group full-service operations. Prior year information has been reclassified to conform to the new segment presentation.

The accounting policies of the segments are the same as described in the summary of significant accounting policies in "note 1." The company accounts for sales between segments as if the sales were to a third party, however, sales between segments are eliminated in consolidation.

Segment data for the years ended September 30, 2003, 2002 and 2001 is as follows:

Business Segments Information

(In thousands)	**2003**	2002	2001
Net sales:			
Global consumer products	**$1,098,328**	1,015,997	955,222
Specialty distribution – Sally	**1,824,009**	1,667,052	1,452,539
Eliminations	**(30,920)**	(32,073)	(28,644)
	$2,891,417	2,650,976	2,379,117
Earnings before provision for income taxes(1):			
Global consumer products	**$102,553**	87,780	68,456
Specialty distribution – Sally	**193,425**	172,750	144,688
Segment operating profit	**295,978**	260,530	213,144
Unallocated expenses, net(2)	**(22,187)**	(26,102)	(24,078)
Interest expense, net of interest income	**(22,391)**	(22,636)	(21,830)
	$251,400	211,792	167,236
Identifiable assets:			
Global consumer products	**$ 753,444**	689,269	685,639
Specialty distribution – Sally	**902,401**	835,026	655,825
Corporate(3)	**289,764**	205,196	175,037
	$1,945,609	1,729,491	1,516,501
Depreciation and amortization expense(1):			
Global consumer products	**$24,369**	22,428	27,046
Specialty distribution – Sally	**21,542**	21,972	22,132
Corporate	**2,916**	2,814	2,227
	$48,827	47,214	51,405
Capital expenditures:			
Global consumer products	**$27,168**	32,319	19,022
Specialty distribution – Sally	**34,183**	23,145	17,730
	$61,351	55,464	36,752

(1) As required, the company implemented SFAS No. 142 in fiscal year 2002 and, accordingly, discontinued amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes and depreciation and amortization expense for fiscal year 2001 have not been restated and, therefore, include amortization of goodwill and trade names. See "note 1" for further discussion.

(2) "Unallocated expenses, net" principally consists of general corporate expenses.

(3) Corporate identifiable assets are primarily cash, cash equivalents and equipment.

Geographic data for the years ended September 30, 2003, 2002 and 2001 is as follows:

Geographic Area Information

(In thousands)	**2003**	2002	2001
Net sales:			
United States	**$2,235,743**	2,121,633	1,884,278
Foreign	**665,079**	541,219	513,199
Eliminations	**(9,405)**	(11,876)	(18,360)
	$2,891,417	2,650,976	2,379,117
Segment operating profit(1):			
United States	**$242,588**	216,931	178,177
Foreign	**53,390**	43,599	34,967
	$295,978	260,530	213,144
Identifiable assets:			
United States	**$1,136,521**	1,084,552	935,874
Foreign	**519,324**	439,743	405,590
Corporate(2)	**289,764**	205,196	175,037
	$1,945,609	1,729,491	1,516,501

(1) As required, the company implemented SFAS No. 142 in fiscal year 2002 and, accordingly, discontinued amortization of goodwill and trade names. In accordance with SFAS No. 142, segment operating profit for fiscal year 2001 has not been restated and, therefore, includes amortization of goodwill and trade names. See "note 1" for further discussion.

(2) Corporate identifiable assets are primarily cash, cash equivalents and equipment.

(7) Income Taxes

The provision for income taxes consists of the following:

(In thousands)	**2003**	2002	2001
Current:			
Federal	**$71,057**	67,802	45,989
Foreign	**16,255**	9,193	7,624
State	**5,572**	3,143	2,509
	92,884	80,138	56,122
Deferred:			
Federal	**(2,805)**	(9,364)	808
Foreign	**(264)**	3,008	134
State	**(568)**	345	(204)
	(3,637)	(6,011)	738
	$89,247	74,127	56,860

(continued)

(7) Income Taxes (continued)

The difference between the United States statutory federal income tax rate and the effective income tax rate is summarized below:

	2003	2002	2001
U.S. statutory income tax rate	**35.0%**	35.0%	35.0%
Effect of foreign income tax rates	**(.3)**	(1.0)	(.5)
State income taxes, net of federal tax benefit	**1.3**	1.1	.9
Tax exempt interest income	**(.3)**	(.3)	(.6)
Other, net	**(.2)**	.2	(.8)
Effective income tax rate	**35.5%**	35.0%	34.0%

Significant components of the company's deferred tax assets and liabilities at September 30, 2003 and 2002 are as follows:

(In thousands)	**2003**	2002
Deferred tax assets attributable to:		
Accrued expenses	**$17,987**	20,653
Long-term liabilities	**10,962**	7,555
Foreign loss carryforwards	**8,374**	9,011
Inventory adjustments	**5,035**	—
Other	**2,561**	2,057
Valuation allowance	**(8,374)**	(9,011)
Total deferred tax assets	**36,545**	30,265
Deferred tax liabilities attributable to:		
Depreciation and amortization	**53,176**	47,275
Inventory adjustments	**—**	375
State income taxes	**106**	674
Total deferred tax liabilities	**53,282**	48,324
Net deferred tax liabilities	**$16,737**	18,059

Other current assets at September 30, 2003 and 2002 include $23.0 million and $20.3 million, respectively, of net deferred tax assets. Management believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax assets, net of the valuation allowance.

The tax benefit realized upon the exercise of stock options is recorded in additional paid-in capital and amounted to $8.3 million, $11.3 million and $2.8 million in fiscal years 2003, 2002 and 2001, respectively.

Domestic earnings before provision for income taxes were $203.5 million, $171.1 million and $140.7 million in fiscal years 2003, 2002 and 2001, respectively. Foreign operations had earnings before provision for income taxes of $47.9 million, $40.7 million and $26.5 million in fiscal years 2003, 2002 and 2001, respectively.

Undistributed earnings of the company's foreign operations amounting to $217.6 million at September 30, 2003 are intended to remain permanently invested to finance future growth and expansion. Accordingly, no U.S. income taxes have been provided on those earnings at September 30, 2003.

(8) Lease Commitments

The major portion of the company's leases are for Sally Beauty Company stores. Other leases cover certain manufacturing and warehousing properties, office facilities and data processing equipment. At September 30, 2003, future minimum payments under noncancelable leases by fiscal year are as follows:

(In thousands)	Operating Leases	Capital Leases
2004	$ 80,169	179
2005	68,690	170
2006	55,000	111
2007	39,202	92
2008	25,422	64
2009 and later	54,359	—
Total minimum lease payments	$322,842	616

Total rental expense for operating leases amounted to $102.0 million in 2003, $92.3 million in 2002 and $82.7 million in 2001. Certain leases require the company to pay real estate taxes, insurance, maintenance and special assessments.

(9) Quarterly Financial Data

Unaudited quarterly consolidated statement of earnings information for the fiscal years ended September 30, 2003 and 2002 is summarized below (in thousands, except per share amounts):

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2003:				
Net sales	**$696,776**	**706,956**	**736,057**	**751,628**
Gross profit	**$344,488**	**357,888**	**364,168**	**375,623**
Net earnings	**$ 36,016**	**37,855**	**42,564**	**45,718**
Net earnings per share:				
Basic	**$.62**	**.65**	**.73**	**.78**
Diluted	**$.60**	**.63**	**.71**	**.76**
2002:				
Net sales	$614,260	657,762	681,074	697,880
Gross profit	$303,675	320,940	336,074	347,323
Net earnings	$ 29,294	32,650	36,401	39,320
Net earnings per share:				
Basic	$.52	.57	.63	.68
Diluted	$.50	.55	.61	.66

(10) Acquisitions

The company made acquisitions during fiscal years 2003, 2002 and 2001 which individually were insignificant to the consolidated financial statements. The total amount of cash paid and Class A common stock issued for acquisitions in fiscal years 2003, 2002 and 2001 were $2.1 million, $120.1 million and $18.8 million, respectively.

The acquisitions were accounted for using the purchase method and, accordingly, the results of operations of the acquired businesses have been included in the consolidated financial statements from the dates of acquisition. Total goodwill of $1.4 million, $92.0 million and $11.6 million was recorded in fiscal years 2003, 2002 and 2001, respectively, as a result of the acquisitions. The company acquired $390,000 and $3.9 million of trade names with indefinite lives in fiscal years 2003 and 2002, respectively. No trade names were acquired in fiscal year 2001.

In September, 2003, the company announced its plans to acquire West Coast Beauty Supply, a full-service distributor of professional beauty products, with an expected closing in December, 2003. The company estimates that the cash purchase price will be about $140 million with approximately $14 million of this amount payable in future years.

(11) Subsequent Event – Conversion of Class A Common Stock into Class B Common Stock

On October 22, 2003, the Board of Directors approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company's certificate of incorporation. Such conversion became effective after the close of business on November 5, 2003. The single class of shares continues to trade on the New York Stock Exchange under the symbol ACV. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock.

The company accounts for its stock compensation expense in accordance with APB No. 25. Under these rules, the conversion to one class of stock requires a remeasurement of the intrinsic value of all Class A stock options outstanding. As a result, the company will record a non-cash charge against pre-tax earnings of $105.9 million, of which $63.2 million will be recognized in the first quarter of fiscal year 2004, another $23.6 million will be recognized during the remainder of fiscal year 2004 and the final $19.1 million will be recognized over the following three fiscal years in diminishing amounts. The non-cash charges will reduce operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effect of the options remeasurement will increase total stockholders' equity by $22.1 million in the first quarter of fiscal year 2004 and will result in the recognition of a deferred tax asset of the same amount. Thereafter, the remaining non-cash charges will increase total stockholders' equity and result in the recognition of additional deferred tax assets of $8.3 million during the remainder of fiscal year 2004 and $6.7 million over the following three fiscal years in diminishing amounts.

In addition, on October 22, 2003, the Board of Directors authorized the company to purchase up to 1,368,300 shares of Class B common stock. This authorization replaced the Class A repurchase program disclosed in "note 4."

Independent Auditors' Report

Alberto-Culver Company & Subsidiaries

The Board of Directors and Stockholders
Alberto-Culver Company:

We have audited the accompanying consolidated balance sheets of Alberto-Culver Company and Subsidiaries as of September 30, 2003 and 2002 and the related consolidated statements of earnings, cash flows and stockholders' equity for each of the years in the three-year period ended September 30, 2003. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alberto-Culver Company and Subsidiaries as of September 30, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in "note 1" to the consolidated financial statements, in the year ended September 30, 2002, the company changed its method of accounting for goodwill and trade names.

KPMG LLP

KPMG LLP
Chicago, Illinois
October 21, 2003, except as to note 11, which
is as of November 5, 2003

Results of Operations

Fiscal year 2003 marked the company's twelfth consecutive year of record sales and record operating earnings. Net sales for the year ended September 30, 2003 were $2.89 billion, an increase of 9.1% over the prior year. Fiscal year 2002 net sales of $2.65 billion increased 11.4% from $2.38 billion in 2001. Foreign exchange rates increased fiscal year 2003 sales by 2.0% and decreased fiscal year 2002 sales by 0.4%.

Record net earnings of $162.2 million in 2003 increased 17.8% from the prior year's net earnings of $137.7 million. Basic net earnings per share of $2.78 in fiscal year 2003 were 38 cents or 15.8% higher than 2002. Diluted net earnings per share increased 16.4% to $2.70 in fiscal year 2003 from $2.32 in fiscal year 2002.

Effective October 1, 2002, the company's consumer products business was reorganized into two divisions. A new division, Alberto-Culver Consumer Products Worldwide, includes the former Alberto-Culver North America business segment and the former Alberto-Culver International business segment excluding the operations of Cederroth International. The second division is Cederroth International, which manufactures, markets and distributes beauty and health care products throughout Scandinavia and in Europe. Beginning in fiscal year 2003, the company has two segments for external financial reporting purposes: Global Consumer Products, which includes the two aforementioned consumer products divisions, and Specialty distribution – Sally, which is the same segment as previously reported. Prior year information has been reclassified to conform to the new segment presentation.

Sales of Global Consumer products in fiscal year 2003 increased 8.1% to $1.10 billion from $1.02 billion in 2002. The current year sales increase was primarily due to higher sales of TRESemmé shampoos, conditioners and styling products, St. Ives Swiss Formula apricot scrubs, lotions and body washes, Alberto VO5 shampoos and conditioners, TCB and Motions ethnic hair care products and Mrs. Dash salt-free seasonings and the effect of foreign exchange rates which increased sales by 3.9%. In fiscal 2002, sales increased 6.4% compared to 2001 sales of $955.2 million primarily due to higher sales of TRESemmé shampoos, conditioners and styling products, St. Ives Swiss Formula apricot scrubs, lotions and body washes, Alberto VO5 shampoos and conditioners and Pro-Line's ethnic hair care products including Soft & Beautiful, TCB and Motions, along with increased sales for custom label filling operations.

Sales of the Specialty distribution – Sally business segment increased to $1.82 billion in fiscal year 2003, compared to $1.67 billion and $1.45 billion in 2002 and 2001, respectively. The sales increases of 9.4% in 2003 and 14.8% in 2002 were attributable to the expansion of Sally's full-service operations, including acquisitions, higher sales for established Sally Beauty Company stores and the opening of new stores during the year. The number of Sally stores increased 21.1% during the last three fiscal years to a total of 2,815, including 139 franchise stores, at September 30, 2003 compared to 2,712 and 2,428 at the end of fiscal years 2002 and 2001, respectively.

Cost of products sold as a percentage of sales was 50.1% in fiscal year 2003 compared to 50.7% in 2002 and 51.2% in 2001. The lower cost of products sold percentages in fiscal years 2003 and 2002 were primarily due to cost savings programs and increased sales of higher margin products for Alberto-Culver Consumer Products Worldwide and improved vendor pricing and lower store inventory shrinkage for Sally.

Advertising, marketing, selling and administrative expenses increased 8.8% in fiscal year 2003 and 10.4% in 2002. The increases in fiscal years 2003 and 2002 primarily resulted from the higher selling and administrative costs associated with the growth of the Sally Beauty Company business and higher expenditures for advertising and marketing.

Advertising and marketing expenditures were $212.4 million, $189.1 million and $179.0 million in fiscal years 2003, 2002 and 2001, respectively. The higher expenses in fiscal year 2003 were mainly attributable to Alberto-Culver Consumer Products Worldwide's increased advertising for Alberto VO5 hair care products and St. Ives Swiss Formula skin care products and Sally Beauty Company's increased retail advertising and marketing costs.

Interest expense, net of interest income, was $22.4 million, $22.6 million and $21.8 million in fiscal years 2003, 2002 and 2001, respectively. Interest expense was $25.7 million in fiscal year 2003 versus $26.0 million in 2002 and $27.3 million in 2001. The decrease in interest expense in 2002 versus the prior year was primarily attributable to the elimination of borrowings under the company's Swedish krona revolving credit facility and lower interest resulting from an interest rate swap. Interest income was $3.4 million in fiscal years 2003 and 2002 and $5.5 million in 2001. The decrease in interest income in 2002 compared to 2001 was principally due to lower interest rates on investments.

The provision for income taxes as a percentage of earnings before income taxes was 35.5% in 2003, 35.0% in 2002 and 34.0% in 2001. The higher tax rate in 2003 compared to the two previous fiscal years was primarily due to the mix of foreign taxable earnings and the favorable settlement of certain tax matters in prior years. Other factors which influenced the effective tax rates for those years are described in "note 7" to the consolidated financial statements.

Financial Condition

Working capital at September 30, 2003 was $700.0 million, an increase of $176.2 million from the prior year's working capital of $523.8 million. The resulting current ratio was 2.50 to 1.00 at September 30, 2003 compared to 2.14 to 1.00 last year. The increase in working capital in fiscal year 2003 was primarily due to net working capital generated from operations, partially offset by cash outlays for capital expenditures and cash dividends.

Cash and cash equivalents increased $152.7 million during fiscal year 2003 primarily due to cash flow from operating activities and cash received from the exercise of stock options, partially offset by $61.4 million of capital expenditures, $23.7 million of cash dividends and $10.7 million of stock purchased for treasury.

Accounts receivable, less allowance for doubtful accounts, increased 8.2% to $226.1 million from $209.0 million last year primarily due to higher sales compared to the prior year and the weakening of the U.S. dollar versus certain foreign currencies. This increase was partially offset by a higher allowance for doubtful accounts for certain foreign receivables.

Net property, plant and equipment increased $16.5 million to $264.3 million at September 30, 2003. The increase resulted primarily from expenditures for additional Sally stores, warehouse expansions, office facilities, machinery and equipment and information systems, partially offset by depreciation during fiscal year 2003.

Net goodwill increased $11.9 million during fiscal year 2003 mainly due to the effects of foreign exchange rates.

Accounts payable of $220.6 million at September 30, 2003 decreased $13.3 million compared to 2002 primarily due to lower advertising payables, lower chemical and packaging material purchases and the timing of vendor payments.

Accrued expenses increased 7.0% to $222.9 million at September 30, 2003 from $208.3 million last year. The increase was primarily attributable to higher accruals for incentive plans, insurance and promotion expenditures and the effects of foreign exchange rates.

Income taxes payable and deferred income taxes increased $8.7 million to $61.5 million at September 30, 2003 mainly due to higher taxable earnings partially offset by the timing of tax payments and tax benefits realized from the exercise of employee stock options.

Other liabilities were $57.6 million at September 30, 2003, an increase of $9.6 million compared to last year. The increase was primarily due to higher accruals for insurance and retirement plans and the effect of foreign exchange rates.

Total stockholders' equity increased $199.7 million to $1.06 billion as of September 30, 2003. The increase was primarily due to net earnings for the fiscal year, proceeds from the exercise of employee stock options and a decrease in accumulated other comprehensive income – foreign currency translation, partially offset by dividend payments and the repurchase of shares for treasury. Accumulated other comprehensive income – foreign currency translation decreased $36.9 million to $40.7 million from $77.6 million last year. The decrease was attributable to the weakening of the U.S. dollar versus certain foreign currencies, primarily the Swedish krona, British pound and Australian dollar.

Liquidity and Capital Resources

The company's primary sources of cash over the past three years have been from funds provided by operating activities which provided cash of $218.6 million, $231.7 million and $165.2 million in fiscal years 2003, 2002 and 2001, respectively.

The company has obtained long-term financing as needed to fund acquisitions and other growth opportunities. Funds also may be obtained prior to their actual need in order to take advantage of opportunities in the debt markets. In April, 2000, the company issued $200 million of 8.25% senior notes due November, 2005. In June, 1998, the company issued $120 million of 6.375% debentures due June, 2028. In September, 2002, the company obtained a three-year, $300 million revolving credit facility, which replaced an expiring five-year, $250 million credit facility. The current $300 million facility, which had no borrowings outstanding at September 30, 2003 or 2002, may be drawn in U.S. dollars or certain foreign currencies. Under debt covenants, the company has the ability to incur up to $1.27 billion of additional borrowings.

The primary uses of cash during the three-year period ended September 30, 2003 were $153.6 million for capital expenditures, $130.5 million for acquisitions and $62.3 million for cash dividends.

Compared to 2000, cash dividends per share increased 39.7% over the three-year period ended September 30, 2003. Cash dividends paid on Class A and Class B common stock were $.405 per share in 2003, $.3525 per share in 2002 and $.3225 per share in 2001.

The company anticipates that cash flows from operations and available credit will be sufficient to fund operating requirements in future years. During fiscal year 2004, the company expects that cash will continue to be used for acquisitions, capital expenditures, new product development, market expansion and dividend payments. In September, 2003, the company announced its plans to acquire West

Coast Beauty Supply, a full-service distributor of professional beauty products, with an expected closing in December, 2003. The company estimates that the cash purchase price will be about $140 million with approximately $14 million of this amount payable in future years. The company may also purchase shares of its common stock depending on market conditions. In July, 2002, the Board of Directors authorized the company to purchase up to 1.7 million shares of Class A common stock. As of September 30, 2003, the company had purchased 331,700 Class A shares at a total cost of $15.1 million. A total of 1,368,300 Class A shares remain available for purchase under this program as of September 30, 2003. During fiscal years 2003, 2002 and 2001 the company also acquired $2.9 million, $28.3 million and $1.3 million, respectively, of Class A and Class B common shares surrendered by employees in connection with the exercises of stock options and the payment of withholding taxes as provided under the terms of certain incentive plans. Shares acquired under these plans are not subject to the company's stock repurchase program. See "note 11" for discussion of a subsequent event related to the company's conversion to one class of common stock.

The company's primary contractual cash obligations are long-term debt and operating leases. A major portion of the operating leases are for Sally Beauty Company stores, which typically are located in strip shopping centers. The operating leases allow the company to expand its business to new locations without making significant up-front cash outlays for land and buildings. The following table is a summary of contractual cash obligations and commitments outstanding by future payment dates as of September 30, 2003:

	Payments Due by Fiscal Year					
(In thousands)	2004	2005	2006	2007	2008 and Later	Total
Long-term debt, including current maturities(1)	$ 295	252	200,172	99	120,064	320,882
Operating leases(2)	80,169	68,690	55,000	39,202	79,781	322,842
Other long-term obligations(3)	4,169	3,011	1,779	1,772	3,879	14,610
Total	$84,633	71,953	256,951	41,073	203,724	658,334

(1) The company's $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008.

(2) In accordance with accounting principles generally accepted in the United States of America, these obligations are not reflected in the accompanying consolidated balance sheets.

(3) Other long-term obligations represent commitments under various acquisition-related agreements including non-compete, consulting and severance agreements. These obligations are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

At September 30, 2003 and 2002, the company had no off-balance sheet financing arrangements other than operating leases incurred in the ordinary course of business as disclosed in "note 8."

At September 30, 2003, the company had $17.2 million in outstanding standby letters of credit related to various insurance programs. The company does not have other unconditional purchase obligations or significant other commercial commitments.

The company is in compliance with all covenants and other requirements of its revolving credit agreement and public debt securities. Additionally, the revolving credit agreement and the indenture for the public debt securities do not include rating triggers or subjective clauses that would accelerate maturity dates.

Inflation

The company was not significantly affected by inflation during the past three years. Management continuously attempts to resist cost increases and counteract the effects of inflation through productivity improvements, cost reduction programs and price increases within the constraints of the highly competitive markets in which the company operates.

Market Risk

As a multinational corporation that manufactures and markets products in countries throughout the world, the company is subject to certain market risks including foreign currency fluctuations, interest rates and government actions. The company considers a variety of practices to manage these market risks, including, when deemed appropriate, the occasional use of derivative financial instruments. The company uses derivative financial instruments only for risk management and does not use them for trading or speculative purposes. As of September 30, 2003, the company had no material derivative financial instruments outstanding.

The company is exposed to potential gains or losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The company's primary exposures are to changes in exchange rates for the U.S. dollar versus the Swedish krona, British pound sterling, Canadian dollar, Euro, Australian dollar, Argentine peso and Mexican peso.

The company's various currency exposures often offset each other, providing a natural hedge against currency risk. Periodically, specific foreign currency transactions (e.g. inventory purchases, intercompany transactions, etc.) are hedged with forward contracts to reduce the foreign currency risk. Gains and losses on these foreign currency hedges are included in the basis of the underlying hedged transactions. As of September 30, 2003, the company had no material outstanding foreign currency contracts.

The company considers combinations of fixed rate and variable rate debt, along with varying maturities, in its management of interest rate risk. At September 30, 2003, the company had no variable rate long-term debt outstanding.

The company has periodically used interest rate swaps to manage interest rate risk on debt securities. These instruments allow the company to exchange variable rate debt into fixed rate or fixed rate debt into variable rate. Interest rate differentials paid or received on these arrangements are recognized as adjustments to interest expense over the life of the agreement. At September 30, 2003, the company had no interest rate swaps outstanding.

In May, 2002, the company entered into an interest rate swap agreement with a notional amount of $100 million in order to convert a portion of its fixed rate 8.25% senior notes into a variable rate obligation. In July, 2002, the company terminated the interest rate swap resulting in a gain of $2.8 million, which is being amortized over the remaining term of the 8.25% senior notes as a reduction of interest expense. The unamortized portion of the gain is included in other liabilities and totaled $1.8 million as of September 30, 2003.

The company's quantitative information on market risk as of September 30, 2003 is as follows (in millions):

	Debt		
Expected Maturities	Short-Term Fixed Rate	Long-Term Fixed Rate*	Total
2004 (7.9% average rate)	$.3	—	.3
2005 (8.2% average rate)	—	.2	.2
2006 (8.3% average rate)	—	200.2	200.2
2007 (9.2% average rate)	—	.1	.1
Thereafter (6.4% average rate)	—	120.1	120.1
Total	$.3	320.6	320.9
Fair value	$.3	340.1	340.4

**The company's $120.0 million of 6.375% debentures are due in June, 2028, but are subject to repayment, at the option of the holders, in June, 2008.*

The company is exposed to credit risk on certain assets, primarily cash equivalents, short-term investments and accounts receivable. The credit risk associated with cash equivalents and short-term investments is mitigated by the company's policy of investing in a diversified portfolio of securities with high credit ratings.

The company provides credit to customers in the ordinary course of business and performs ongoing credit evaluations. The company's exposure to concentrations of credit risk with respect to trade receivables is mitigated by the company's broad customer base. Although Wal-Mart is a significant customer of the company's global consumer products segment, sales to Wal-Mart were less than 10% of the company's consolidated net sales in fiscal year 2003. The company believes its allowance for doubtful accounts is sufficient to cover customer credit risks.

New Accounting Standards

In June, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for business combinations. SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, requires companies to discontinue the amortization of goodwill and certain other intangible assets and requires an impairment test of existing goodwill and certain other intangible assets based on a fair value method. As required, the company adopted SFAS No. 141 in the fourth quarter of fiscal year 2001. The company also adopted SFAS No. 142 as required in the fourth quarter of fiscal year 2001 for new acquisitions and in the first quarter of fiscal year 2002 for previously acquired intangibles. In accordance with SFAS No. 142, the company determined that its trade names have indefinite lives and, therefore, the amortization of trade names was discontinued effective October 1, 2001. In addition, as required by SFAS No. 142, the company ceased the amortization of goodwill effective October 1, 2001. As required by the provisions of SFAS No. 142, goodwill and trade names are reviewed for impairment at least annually, with ongoing recoverability evaluated based on applicable reporting unit performance and consideration of significant events or changes in the overall business environment.

In accordance with SFAS No. 142, the consolidated statement of earnings for fiscal year 2001 has not been restated for the effects of ceasing goodwill and trade name amortization. Had goodwill and

trade name amortization been discontinued effective October 1, 2000, net earnings and net earnings per share for the fiscal years ended September 30, 2003, 2002 and 2001 would have been as follows:

(In thousands, except per share data)	**2003**	2002	2001
Reported net earnings	**$162,153**	137,665	110,376
Elimination of goodwill and trade name amortization, net of income taxes	—	—	8,759
Pro-forma net earnings	**$162,153**	137,665	119,135
Reported basic net earnings per share	**$2.78**	2.40	1.96
Elimination of goodwill and trade name amortization, net of income taxes	—	—	.16
Pro-forma basic net earnings per share	**$2.78**	2.40	2.12
Reported diluted net earnings per share	**$2.70**	2.32	1.91
Elimination of goodwill and trade name amortization, net of income taxes	—	—	.15
Pro-forma diluted net earnings per share	**$2.70**	2.32	2.06

In January, 2002, the FASB's Emerging Issues Task Force (EITF) released Issue No. 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44." Issue 41 of EITF No. 00-23 addresses the accounting consequences of converting any class of stock into a surviving class of stock and, in connection therewith, converting outstanding stock options in that class of stock into stock options in the surviving class of stock. Issue 41 of EITF No. 00-23 is effective for any elimination of a class of stock occurring after January 24, 2002. As described in "note 4" to the consolidated financial statements, the company has two classes of common stock, Class A and Class B. All, but not less than all, of the Class A shares may at any time be converted into Class B on a share-for-share basis at the option of the company. From time-to-time, the Board of Directors has considered the question of whether it would be advisable and in the best interests of the company and its shareholders to declassify its classes of common stock and revert to the single class capital structure which existed before 1986. Under Issue 41 of EITF No. 00-23, a declassification by the company would result in a material non-cash charge in the period of declassification and in each subsequent quarter of the remaining vesting periods of outstanding Class A stock options and restricted stock. As discussed in "note 11," the Board of Directors on October 22, 2003 approved the conversion of all of the issued shares of Class A common stock into Class B common stock on a one share-for-one share basis in accordance with the terms of the company's certificate of incorporation. Such conversion became effective after the close of business on November 5, 2003. Following the conversion, all outstanding options to purchase shares of Class A common stock became options to purchase an equal number of shares of Class B common stock. As a result, the company will record a non-cash, pre-tax charge of $105.9 million, of which $63.2 million will be recognized in the first quarter of fiscal year 2004, another $23.6 million will be recognized during the remainder of fiscal year 2004 and the final $19.1 million will be recognized over the following three fiscal years in diminishing amounts. The non-cash charges will reduce operating earnings, provision for income taxes, net earnings and basic and diluted net earnings per share. The balance sheet effect of the options remeasurement will increase total stockholders' equity by $22.1 million in the first quarter of fiscal year 2004 and will result in the recognition of a deferred tax asset of the same amount. Thereafter, the remaining non-cash charges will increase total stockholders' equity and result in the recognition of additional deferred tax assets of $8.3 million during the remainder of fiscal year 2004 and $6.7 million over the following three fiscal years in diminishing amounts.

In December, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value method of accounting for employee stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 regarding the method of accounting for employee stock-based compensation and the effect of the method used on reported results. The company implemented the annual disclosure requirements of SFAS No. 148 in its financial statements for the year ended September 30, 2003. The company complied with the interim disclosure requirements of SFAS No. 148 in the second quarter of fiscal year 2003.

In January, 2003, the FASB's EITF finalized Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," which addresses the accounting by a customer for consideration given by a vendor. EITF Issue No. 02-16 standardizes the accounting treatment for these types of arrangements by requiring that consideration received from a vendor be reflected as a reduction in the purchase price of the item, except for reimbursement of specific, incremental expenses incurred by the customer to sell a vendor's products, which should be reflected as a reduction in the applicable expense item ("Issue 1"). EITF Issue No. 02-16 also requires that rebates or refunds from vendors that are earned based upon a specified level of purchases, or continued purchases over a specified period of time, should be accrued if it is probable they will be earned and can be estimated ("Issue 2"). As required by EITF Issue No. 02-16, the company implemented Issue 1 in the second quarter of fiscal year 2003 and Issue 2 for arrangements entered into or modified after November 21, 2002. The adoption of EITF No. 02-16 did not have a material effect on the company's consolidated financial statements.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Actual results may differ from these estimates. Management believes these estimates and assumptions are reasonable.

Accounting policies are considered critical when they require management to make assumptions about matters that are highly uncertain at the time the accounting estimate is made and when different estimates that management reasonably could have used have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

The company's critical accounting policies relate to the calculation and treatment of sales incentives, allowance for doubtful accounts and the valuation of inventories.

Sales Incentives – Sales incentives primarily include trade promotion activities and consumer coupons. The company records accruals for sales incentives based on estimates of the ultimate cost of each program. The company tracks its commitments for sales incentive programs and, using historical experience, records an accrual at the end of each period for the estimated incurred, but unpaid costs of these programs. Actual costs differing from estimated costs could significantly affect these estimates and the related accruals.

Allowance for Doubtful Accounts – The allowance for doubtful accounts requires management to estimate future collections of accounts receivable. Management records allowances for doubtful accounts based on historical collection statistics and current customer credit information. These estimates could be significantly affected as a result of actual collections differing from historical statistics or changes in a customer's credit status.

Valuation of Inventories – When necessary, the company provides allowances to adjust the carrying value of inventories to the lower of cost or market, including costs to sell or dispose, and for estimated inventory shrinkage. Estimates of the future demand for the company's products, anticipated product re-launches, changes in formulas and packaging and reductions in stock-keeping units are key factors used by management in assessing the net realizable value of inventories. The company estimates inventory shrinkage based on historical experience. Actual results differing from these estimates could significantly affect the company's inventories and cost of products sold.

Forward-Looking Statements

This Annual Report includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based on management's current expectations and assessments of risks and uncertainties and reflect various assumptions concerning anticipated results, which may or may not prove to be correct. Some of the factors that could cause actual results to differ materially from estimates or projections contained in such forward-looking statements include: the pattern of brand sales, including variations in sales volume within periods; competition within the relevant product markets, including the ability to develop and successfully introduce new products, ensuring product quality, pricing, promotional activities, introduction of competing products and continuing customer acceptance of existing products; loss of distributorship rights; risks inherent in acquisitions and strategic alliances; the loss of one or more key employees; the effects of a prolonged United States or global economic downturn or recession; changes in costs, including changes in labor costs, raw material prices or advertising and marketing expenses; the costs and effects of unanticipated legal or administrative proceedings; unanticipated effects of the conversion to a single class of common stock; health epidemics; and variations in political, economic or other factors such as currency exchange rates, inflation rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver Company has no control. Alberto-Culver Company has no obligation to update any forward-looking statement in this Annual Report.

Selected Financial Data

Alberto-Culver Company & Subsidiaries

Year ended September 30, *(in thousands, except per share data)*	**2003**	2002	2001	2000
Operating Results:				
Net sales	**$2,891,417**	2,650,976	2,379,117	2,137,737
Cost of products sold	**1,449,250**	1,342,964	1,217,233	1,120,079
Interest expense	**25,743**	26,013	27,309	23,747
Earnings before provision for income taxes(1)	**251,400**	211,792	167,236	154,281(2)
Provision for income taxes	**89,247**	74,127	56,860	51,097(2)
Net earnings(1)	**162,153**	137,665	110,376	103,184(2)
Net earnings per share(1)(4):				
Basic	**2.78**	2.40	1.96	1.85(2)
Diluted	**2.70**	2.32	1.91	1.83(2)
Weighted Average Shares Outstanding(4):				
Basic	**58,351**	57,380	56,176	55,790
Diluted	**59,971**	59,214	57,838	56,410
Shares Outstanding at Year End(4):				
Class A	**26,615**	25,847	23,871	22,982
Class B	**32,358**	32,332	32,957	32,957
Financial Condition:				
Current ratio	**2.50 to 1**	2.14 to 1	2.25 to 1	2.17 to 1
Working capital	**$ 699,980**	523,770	486,646	399,748
Cash, cash equivalents and short-term investments	**370,148**	217,485	202,839	114,951
Property, plant and equipment, net	**264,335**	247,850	235,822	240,091
Total assets	**1,945,609**	1,729,491	1,516,501	1,385,598
Long-term debt	**320,587**	320,181	321,183	340,948
Stockholders' equity	**1,062,129**	862,459	736,009	632,260
Cash dividends	**23,746**	20,351	18,215	16,182
Cash dividends per share(4)(5)	**.4050**	.3525	.3225	.2900

(1) The company implemented the FASB's Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," in fiscal year 2002 and, accordingly, discontinued the amortization of goodwill and trade names. In accordance with SFAS No. 142, earnings before provision for income taxes, net earnings and net earnings per share for fiscal years 1992 through 2001 have not been restated and, therefore, include the amortization of goodwill and trade names.

(2) Fiscal year 2000 includes a non-recurring gain from the sale of a trademark. The non-recurring gain increased earnings before income taxes by $9.3 million, net earnings by $6.0 million and basic and diluted net earnings per share by 11 cents.

(3) Fiscal year 1997 includes a non-recurring gain from an insurance settlement for the loss of the company's corporate airplane. The non-recurring gain increased earnings before income taxes by $15.6 million, net earnings by $9.8 million and basic and diluted earnings per share by 18 cents and 16 cents, respectively.

(4) Net earnings per share, shares outstanding and cash dividends per share have been restated to reflect the 100% stock dividend on the company's Class A and Class B outstanding shares in February, 1997.

(5) Cash dividends per share on Class A common stock and Class B common stock have been equal since the Class A shares were issued in April, 1986. Cash dividends paid in fiscal 1993 included a one-time extraordinary dividend of one cent per share in recognition of the company surpassing one billion dollars in sales for the fiscal year ended September 30, 1992.

1999	1998	1997	1996	1995	1994	1993	1992
1,882,719	1,743,955	1,694,728	1,523,939	1,297,589	1,150,514	1,093,330	1,038,096
990,568	916,499	896,152	816,343	689,793	605,900	572,770	541,153
14,849	12,170	11,826	15,905	9,946	8,630	9,661	11,665
133,783	132,378	136,121[3]	100,014	84,242	71,078	65,129	61,356
47,493	49,311	50,704[3]	37,270	31,591	27,010	23,857	22,740
86,290	83,067	85,417[3]	62,744	52,651	44,068	41,272	38,616
1.53	1.46	1.53[3]	1.13	.95	.79	.72	.68
1.51	1.37	1.41[3]	1.06	.94	.79	.72	.68
56,378	56,845	55,967	55,571	55,430	56,063	57,361	56,726
57,162	62,420	63,377	62,776	57,053	56,083	57,434	56,726
22,768	24,063	22,610	22,097	21,926	21,826	23,126	23,491
32,957	33,148	33,533	33,533	33,533	33,534	33,604	33,604
1.92 to 1	1.89 to 1	1.86 to 1	1.79 to 1	2.28 to 1	1.86 to 1	2.05 to 1	1.88 to 1
309,153	277,940	269,007	226,123	301,706	185,747	205,050	193,080
57,816	73,305	87,600	71,557	146,985	50,362	73,947	80,158
238,753	223,476	190,998	175,920	157,791	132,881	124,449	121,703
1,181,494	1,065,343	998,056	908,412	814,757	610,208	593,046	610,400
225,173	171,760	149,441	161,548	183,094	42,976	80,184	84,549
565,780	531,150	495,001	424,242	370,574	326,970	298,857	286,222
14,394	13,220	10,909	9,724	8,590	7,708	7,893[5]	6,665
.2550	.2300	.1950	.1750	.1550	.1375	.1375[5]	.1175

Market Price of Common Stock and Cash Dividends Per Share

Alberto-Culver Company & Subsidiaries

The high and low sales prices of both classes of the company's common stock on the New York Stock Exchange and cash dividends per share in each quarter of fiscal years 2003 and 2002 are as follows:

	Market Price Range				Cash Dividends per Share	
	2003		2002			
	High	**Low**	High	Low	**2003**	2002
Class A (NYSE Symbol ACVA):						
First Quarter	**$49.92**	**45.35**	39.80	32.26	**$.0900**	.0825
Second Quarter	**$51.00**	**45.60**	49.33	37.15	**.1050**	.0900
Third Quarter	**$50.45**	**45.92**	51.95	44.52	**.1050**	.0900
Fourth Quarter	**$57.75**	**49.30**	48.05	39.60	**.1050**	.0900
					$.4050	.3525
Class B (NYSE Symbol ACV):						
First Quarter	**$53.05**	**48.02**	45.90	38.13	**$.0900**	.0825
Second Quarter	**$53.13**	**47.08**	55.82	42.80	**.1050**	.0900
Third Quarter	**$51.95**	**47.43**	57.91	47.70	**.1050**	.0900
Fourth Quarter	**$59.26**	**50.60**	50.95	41.55	**.1050**	.0900
					$.4050	.3525

Stockholders of record, which excludes a large number of stockholders with shares held in "street name," totaled 1,384 as of November 17, 2003.

Cumulative Total Shareholder Return



*Assumes $100 invested on September 30, 1998 and all dividends are reinvested.

The following trademarks and servicemarks owned by Alberto-Culver Company and its subsidiaries appear in this report: Alberto VO5, Armstrong-McCall, Beauty Systems Group, BSG, Cederroth International, CPR, Critical Protection & Repair, Grilling Blends, Indola, Ion, Motions, Mrs. Dash, Pro-Line, Sally, Sally Beauty, Sally Beauty Supply, Silk Elements, Soft & Beautiful, St. Ives, St. Ives Swiss Formula, TCB, TRESemmé, TRESspray, West Coast Beauty Supply, Whipped Silk and VO5.

The following are trademarks and servicemarks of other companies which appear in this report: Creative Nail Design (Creative Nail Design, Inc.), Dove (Chesebrough-Pond's, Inc.), Farouk (Farouk Systems, Inc.), Fructis (Laboratoire Garnier & Cie), Graham Webb (Graham Webb International, L.P.), L'Oreal (L'Oreal S.A.), Matrix (L'Oreal USA Creative, Inc.), OPI (OPI Products, Inc.), Paul Mitchell (John Paul Mitchell Systems), Redken (L'Oreal USA Creative, Inc.), Sebastian (Sebastian International, Inc.), Shiseido (Shiseido Company Ltd.), TIGI (Toni & Guy (USA) Limited), Wal-Mart (Wal-Mart Stores, Inc.) and WELLA (The Wella Corporation).

Directors and Officers

Alberto-Culver Company & Subsidiaries

Directors

Leonard H. Lavin(1)(4)
Chairman of the Board

Howard B. Bernick(1)
President and
Chief Executive Officer

Bernice E. Lavin(1)
Vice Chairman,
Secretary and Treasurer

Carol L. Bernick(1)(4)
Vice Chairman and Assistant
Secretary; President
Alberto-Culver
Consumer Products Worldwide

A.G. Atwater, Jr.(2)(3)
Retired President and
Chief Executive Officer
Amurol Confections Company

James G. Brocksmith, Jr.(2)(3)
Independent Business Consultant;
Retired Deputy Chairman and COO
KPMG LLP

Jim Edgar(3)(4)
Distinguished Fellow,
University of Illinois Institute of
Government and Public Affairs;
Former Governor of Illinois

King Harris(2)(4)
Chairman
Harris Holdings, Inc.

John A. Miller(1)(2)
President
North American Corporation of Illinois

Allan B. Muchin(2)
Senior Partner and Chairman Emeritus
Katten Muchin Zavis Rosenman

Robert H. Rock(3)(4)
President
MLR Holdings

Sam J. Susser(2)(3)
Chairman
SSP Partners

William W. Wirtz(1)
President
Wirtz Corporation

Executive Officers

Leonard H. Lavin
Chairman of the Board

Howard B. Bernick
President and
Chief Executive Officer

Bernice E. Lavin
Vice Chairman, Secretary
and Treasurer

Carol L. Bernick
Vice Chairman and Assistant
Secretary; President
Alberto-Culver
Consumer Products Worldwide

William J. Cernugel
Senior Vice President and
Chief Financial Officer

John R. Berschied, Jr.
Group Vice President,
Global Research and Development

Michael H. Renzulli
President
Sally Beauty Company, Inc.

Gary P. Schmidt
Vice President,
General Counsel and
Assistant Secretary

Shareholder and Investor Information

Corporate Office:
Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160-1163 USA
708.450.3000
Internet: www.alberto.com

Annual Meeting:
Thursday, January 22, 2004, 10 am at:
Alberto-Culver Company
Corporate Office
2525 Armitage Avenue
Melrose Park, Illinois 60160-1163 USA

Investor Relations:
Questions and requests for Form 10-K and 10-Q reports filed with the Securities and Exchange Commission and other corporate information should be addressed to:

Wesley C. Davidson
Vice President, Corporate Development
and Investor Relations
Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160-1163 USA
708.450.3145

Stock Transfer Agent and Registrar:
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, Rhode Island 02940-3023 USA
877.282.1168
Internet: www.equiserve.com

Auditors

KPMG LLP
303 East Wacker Drive
Chicago, Illinois 60601 USA

(1) Member, Executive Committee
(2) Member, Audit Committee
(3) Member, Compensation Committee
(4) Member, Nominating Committee



ALBERTO CULVER

Alberto-Culver Company
2525 Armitage Avenue
Melrose Park, Illinois 60160-1163

708.450.3000
www.alberto.com